Andrew N. Bernstein, P.C.
ATTORNEY AT LAW
5445 DTC PARKWAY, SUITE 520
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
EMAIL: anbpc@attglobal.net
March 15, 2011
By Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	Yolanda Guobadia

Re:	LJ International Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 25, 2010
File No. 0-29620
Dear Ms. Guobadia:
On behalf of LJ International Inc., we are filing herewith the Company’s responses to the Staff’s comment letter dated March 2, 2011 (the “Comment Letter”). The numbered responses which follow correspond to the numbers of the comments in the Comment Letter.
Form 20-F for Fiscal Year Ended December 31, 2009
Item 15. Controls and Procedures, page 62
(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 62
1.	In furtherance of my discussion with William Thompson, Accounting Branch Chief, we are providing the following additional information regarding the US GAAP experience of the Company’s Chief Financial Officer and the Company’s Senior Vice President in order to support the Company’s belief that each of them has sufficient and appropriate professional experience regarding reporting in and compliance with US GAAP.

Please note that the Company has been a fully reporting company under the Securities Exchange Act of 1934, as amended, since the completion of its initial public offering of shares and its listing and trading on the Nasdaq National Market System on April 15, 1998. Our Chief Financial Officer has continuously and exclusively served the Company in that position since his hiring as Chief Financial Officer in 1997 and has over 14 years of

Securities and Exchange Commission
March 15, 2011

experience in preparing the Company’s consolidated audited financial statements in accordance with US GAAP.
Prior to their respective hiring by the Company, the Chief Financial Officer and the Senior Vice President each gained experience in the area of application and review of US GAAP, IFRS and SEC rules in their former capacities with their former employers, as follows:
During his employment with Moores Rowland, C.A. prior to joining the Company, our Chief Financial Officer was an audit senior and was involved in various aspects of the preparation of US GAAP audited financial statements for other foreign company clients who were contemplating or conducting Nasdaq IPOs in the US in the mid-1990s.
During his employment with Ernst & Young prior to joining the Company, our Senior Vice President was an audit manager supervising a group of 25 accounting professionals at the time of his departure. He was similarly involved in various aspects of the preparation of US GAAP audited financial statements for other foreign company clients who were contemplating or conducting exchange-listed IPOs in the US in the mid-2000s. Thereafter, our Senior Vice President served as the Asian Region CFO of a company listed on the New York Stock Exchange, where his primary responsibilities included the coordination and review for US GAAP compliance of the financial statements of the various foreign subsidiaries of the NYSE listed company.
Further, in their capacities as senior level officers in the financial reporting process of preparing US GAAP financial statements, the Chief Financial Officer and the Senior Vice President each reviewed the relevant US GAAP, IFRS and SEC rules to determine the application and the impact of adoption on the Company’s financial statements when (i) there were new transactions to be incurred and incurred on a daily basis and (ii) there were new accounting standards and amendments to existing accounting standards, including ASC, ASU and IFRS, on a quarterly basis.
During the last decade, the following US GAAP issues had been reviewed by the Chief Financial Officer and/or the Senior Vice President, evaluated and disclosed in the Notes to our Financial Statements. The issues marked with an asterisk (*) were applicable to the Company, and have been adopted when appropriate.
During the review and evaluation of the accounting standards, they also made cross reference to the publications, journals and articles from the websites of the Big Four accounting firms and the various accounting bodies.

Securities and Exchange Commission
March 15, 2011

Pre-codification
Standard no.	Topic
APB 18	The Equity Method of Accounting for Investments in Common Stock	*

APB 20	Accounting Changes	*

APB 25	Accounting for Stock Issued to Employees	*

APB 30	Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions	*

ASC 230	Statement of Cash Flows	*

ASC 420	Exit or Disposal Cost Obligation	*

ASC 710	Compensation—General	*

ASC 740	Income Taxes	*

ASC 810	Consolidation	*

ASC 815	Derivatives and Hedging	*

EITF 00-19	Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock	*

EITF 02-3	Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities	*

EITF 03-1	The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments	*

EITF 03-11	Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not “Held for Trading Purposes” as Defined in Issue No 02-3	*

EITF 03-6	Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities

EITF 04-10	Determining Whether to Aggregate Segments That Do Not Meet the Quantitative Thresholds	*

EITF 07-1	Accounting for Collaborative Arrangements

EITF 07-5	Determining whether an instrument (or embedded feature) is indexed to an entity’s own stock	*

EITF 08-7	Accounting for Defensive Intangible Assets

EITF 96-18	Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services	*

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March 15, 2011

FIN 28	Accounting for stock appreciation rights and other variable stock option or award plans	*

FIN 48	Accounting for Uncertainty in Income Taxes	*

FSP 107-1	Interim Disclosures about Fair Value of Financial Instruments

FSP 115-2	Recognition and Presentation of Other-Than-Temporary Impairments

FSP 142-3	Determination of the Useful Life of Intangible Assets

FSP 157-4	Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

SFAS 52	Foreign Currency Translation	*

SFAS 95	Statement of Cash Flows	*

SFAS 109	Accounting for Income Taxes	*

SFAS 115	Accounting for Certain Investments in Debt and Equity Securities	*

SFAS 123	Share-Based Payment	*

SFAS 123R	Share-Based Payment	*

SFAS 130	Reporting Comprehensive Income	*

SFAS 131	Disclosures about Segments of an Enterprise and Related Information	*

SFAS 140	Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125	*

SFAS 141 ( R)	Business Combinations	*

SFAS 142	Goodwill and Other Intangible Assets	*

SFAS 146	Accounting for Costs Associated with Exit or Disposal Activities	*

SFAS 147	Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9

SFAS 148	Accounting for Stock-Based Compensation — Transition and Disclosure	*

SFAS 149	Amendment of Statement 133 on Derivative Instruments and Hedging Activities

SFAS 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

SFAS 151	Inventory Costs—an amendment of ARB No. 43, Chapter 4

SFAS 153	Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29

SFAS 154	Accounting Changes and Error Corrections	*

SFAS 157	Fair Value Measurements

SFAS 159	The Fair value option for Financial Assets and Financial Liabilities

Securities and Exchange Commission
March 15, 2011

SFAS 160	Noncontrolling Interests in Consolidated Financial Statements

SFAS 161	Disclosures about Derivative Instruments and Hedging Activities

SFAS 162	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

SFAS 165	Subsequent Events

SFAS 166	Accounting for Transfers of Financial Assets

SFAS 167	Amendments to FASB Interpretation No. 46(R)

SFAS 168	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

Lastly, each of the Chief Financial Officer and the Senior Vice President continuously attends seminars and workshops and webcasts provided by various accounting bodies to keep abreast of recent SEC regulatory updates and financial reporting matters; latest FASB technical topics; FASB and IASB project updates; and relevant PCAOB matters. Moreover, they also are continuously updated through online news and editorials from various professional bodies, such as CFO Editorial Webcast / CFO Magazine which provides continuous updates on reporting compliance and corporate governance.
Financial Statements, page F-1
Note 12. Common Stock and Warrants Other Than Stock-Based Compensation, page F-35
2.	Based on the two-step approach evaluation guidance under ASC 815-40-15-7, we consider the warrants are indexed to the Company’s own stock and qualify for the first part of the scope exception in ASC 815-10-15-7(a), and as the warrants meet the criteria for equity classification, the warrants are not accounted for as derivatives liabilities.

We conclude that the settlement amount of the warrants is equal to the difference between the fair value of a fixed number of shares and a fixed strike price. As the strike price to be received at settlement is fixed, the number of shares to be issued will be adjusted by the then-current market price of the future issuance which is lower than the exercise price, to offset the dilution caused by the future issuance of common stock in certain circumstances at a price lower than the exercise price; it does not adjust for the actual change in the market price of the underlying shares upon the occurrence of those future issuances, which may increase or decrease for other reasons. According to the guidance of ASC 815-40-15-7G, an implicit assumption in standard pricing models for equity-linked financial instruments is that the strike price of the instruments will be adjusted to offset the dilutive effect. Therefore, the only variables that could affect the settlement amount are inputs to the fair value of a fixed-for-fixed option on equity shares.

Securities and Exchange Commission
March 15, 2011

As the warrant contract requires physical settlement, it is classified as equity and is measured at fair value and reported in permanent equity. The fair value of warrants was valued using the Black-Scholes option pricing model at the grant date, with resulting allocation of the aggregate proceeds from the private placement between common stock and the underlying warrants, and which have been included in the additional paid-in capital. At each reporting period, the Company reassessed the contract and determined that the classification as equity remained; accordingly, no subsequent changes in fair value have been estimated or recognized.
The Company now believes that the foregoing information responds fully to the two remaining comments in the Comment Letter. We greatly appreciate any expedited review that the Staff may afford this latest response so that the Staff may thereafter confirm that it will not have any further comments on our 2009 Form 20-F.
Thank you for your assistance and cooperation throughout this review. If you have any questions or comments regarding the foregoing information, please contact me at my office.

Very truly yours,
/s/ ANDREW N. BERNSTEIN

Andrew N. Bernstein

ANB/sma
cc: LJ International Inc.